Exhibit 99.1

TOP WIN INTERNATIONAL LIMITED Announces Pricing of Initial Public Offering and Listing on Nasdaq

Hong Kong, April 2, 2025 — TOP WIN INTERNATIONAL LIMITED (Nasdaq: TOPW) (the “Company” or “Top Win”), a Hong Kong-based wholesaler specializing in trading, distribution, and retail of luxury watches of international brands, today announced the pricing of its initial public offering (the “Offering”) of 2,664,000 ordinary shares (the “Ordinary Shares”) at the price of $4.00 per share (the “Offering Price”).

The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on April 2, 2025, under the ticker symbol “TOPW.” The Offering is expected to close on April 3, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive gross proceeds of approximately US$10.6 million from the Offering, before deducting underwriting discounts and other offering expenses. In addition, the Company has granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 399,600 Ordinary Shares at the Offering Price, representing 15% of the Ordinary Shares sold in the Offering (the “Over-allotment”).

The Company intends to use the net proceeds for: (i) brand marketing and promotion; (ii) sales team expansion and regional growth, including Southeast Asia; (iii) sourcing and inventory diversification; and (iv) working capital and general corporate purposes.

The Offering is conducted on a firm commitment basis. Dominari Securities LLC is acting as the representative of the underwriters, with Revere Securities LLC acting as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP, Harney Westwood & Riegels, and Stevenson, Wong & Co. are acting as the U.S., Cayman Islands, and Hong Kong legal counsels to the Company, respectively. Marcum Asia CPAs LLP is acting as the independent registered public accounting firm of the Company. The Crone Law Group, P.C. is acting as U.S. counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-283448) previously filed with, and subsequently declared effective on March 27, 2025 by, the U.S. Securities and Exchange Commission (the “SEC”). The Offering is being made only by means of a prospectus, forming a part of the Registration Statement, and a free writing prospectus. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the final prospectus relating to the Offering may be obtained, when available, from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, or by telephone at +1 (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TOP WIN INTERNATIONAL LIMITED

Headquartered in Hong Kong, TOP WIN INTERNATIONAL LIMITED is a holding company operating through its Hong Kong subsidiary, Top Win International Trading Limited, a wholesaler engaged in the trading, distribution, and retail of luxury watches. With strategic sourcing and a broad selection of over 30 internationally renowned watch brands, Top Win connects global suppliers with buyers across the Asia-Pacific luxury market, leveraging Hong Kong’s position as a premier regional hub.

For more information, please visit: https://topw.com.hk/, https://ir-topw.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

WFS Investor Relations Inc.

Janice Wang

Email: jwang@wealthfsllc.com

Tel: +1 628 283 9214 | +86-1381-176-8559